Exhibit 12.1.  Computation of Ratio of Earnings to Fixed Charges

Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Earnings:
Pre-tax income (loss) from continuing operations	$48,840	$(9,992)	$69,369	$(18,326)
Add:
Interest expense	16,072	10,894	48,261	41,740
Portion of rent under long-term operating
leases representative of an interest factor	172	123	504	385
Amortization of capitalized interest	73	45	200	125
Less:
Equity income	-	-	-	(43)
Total earnings available for fixed charges	$65,157	$1,070	$118,334	$23,881

Fixed Charges:
Interest expense	$16,072	$10,894	$48,261	$41,740
Portion of rent under long-term operating
leases representative of an interest factor	172	123	504	385
Capitalized interest	473	1,101	1,407	1,557
Total fixed charges	$16,717	$12,118	$50,172	$43,682

Ratio of earnings to fixed charges (x times) (1)	3.90	-	2.36	-

(1) Earnings were insufficient to cover fixed charges by:	$-	$11,048	$-	$19,801